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                              March 8, 2021

       Steve Manko
       Chief Financial Officer
       CMI Acquisition, LLC
       2401 East 86th Street
       Bloomington, Minnesota 55425

                                                        Re: CMI Acquisition,
LLC
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Response dated
February 22, 2021
                                                            CIK No. 1819974

       Dear Mr. Manko:

              We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2021 letter.

       Response Letter dated February 22, 2021

       General, page 1

   1. We note your response to comment one. Please tell us how you determined that no pro forma financial
information would be required when you update your filing to include the financial statements
for the year ended January 3, 2021. Please note that a pro forma balance sheet is
required unless the transaction is already reflected in such balance sheet.
                                                        However, a pro forma
condensed statement of comprehensive income must not be filed when the historical
statement of comprehensive income reflects the transaction for the entire period. Refer to
Rule 11-02(c) of Regulation S-X.
 Steve Manko
CMI Acquisition, LLC
March 8, 2021
Page 2
Unaudited Pro Forma Consolidated Financial Information
Notes to the Unaudited Pro Forma Financial Information
Pro Forma Statements of Operations, page 52

2. We note your response to comment two. Please revise footnote (17) to explain how you calculated your interest expense adjustments for the periods presented. Please also disclose the interest rates used to calculate your adjustments.


        You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.



FirstName LastNameSteve Manko                              Sincerely,
Comapany NameCMI Acquisition, LLC
                                                           Division of
Corporation Finance
March 8, 2021 Page 2                                       Office of
Manufacturing
FirstName LastName